

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2014

<u>Via Facsimile</u>
Pasquale Scaturro
Chief Executive Officer
Hydrocarb Energy Corp.
800 Gessner, Suite 200
Houston, Texas 77024

> **Re:** **Hydrocarb Energy Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed November 12, 2013**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2014**
> **Filed March 21, 2014**
> **Current Report on Form 8-K**
> **Filed December 3, 2013**
> **File No. 000-53313**

Dear Mr. Scaturro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Business, page 4

Changes in Proved Undeveloped Reserves, page 7

1.   Tell us the extent to which any of your proved undeveloped reserves will not be converted from undeveloped to developed within five years since your initial disclosure of these reserves, explain how you were able to satisfy the criteria in Rule 4-10(a)(31)(ii)

of Regulation S-X with your initial disclosure, and if such quantities are material submit the revisions that you propose to comply with Item 1203(d) of Regulation S-K.

Production and Price History, page 7

2.   We note your disclosure on page 4, indicating you have been producing from three onshore wells and four offshore fields. Please expand the tabular disclosure on page 7 to report production, by final product sold, for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

Government Regulation, page 9

3.   Include the costs and effects of compliance with environmental laws. For example, we note you state that one of your tank facilities was subject to soil contamination. See Item 101(h)(4)(xi).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Plan of Operation, page 19

4.   We note your disclosure stating your belief that the concession in Namibia "could contain at least one billion barrels of oil." Please revise your disclosure as necessary to include only those estimates of oil and gas for which you have established compliance with Rule 4-10(a) of Regulation S-X, and the final Instruction to Item 1202 of Regulation S-K.

Results of Operations, page 20

5.   You state that revenue decreased due to lower oil prices and lower gas volumes produced in the current year in comparison to the prior year. Please expand your disclosure to clarify the extent to which the change in revenue was attributable to changes in oil prices and to changes in gas volumes sold, also to describe the underlying reasons for the declines in both.

Financial Statements

Note 4 - Oil and Gas Properties, page 39

6.   We note that you report net capitalized costs of oil and gas properties of $17,580,684 as of July 31, 2013, and that of this total, $713,655 corresponds to unevaluated properties. As the evaluated property component appears to be significantly greater than your standardized measure of $6,352,793, please describe the various components of your ceiling test computation to clarify how you determined that capitalized costs did not exceed the ceiling.

7.   Given that your asset retirement obligation of $10,209,024 appears to represent nearly 60% of your evaluated property costs, please address the significance of the obligation in your disclosure on page 42. For example, this may encompass the nature of the costs that you anticipate and the timing, identification of the properties on which the work will be performed and their current status.

Note 12 – Commitments and Contingencies, page 50

8.   Please provide the disclosures required by FASB ASC 450-20-50 as it relates to the legal proceeding you refer to as Cause No. 2011-37552; Strategic American Oil Corporation v. ERG Resources, LLC et al on page 16. Given that you have been found liable for various charges and attorney fees, please clarify the extent of your accrual and range of reasonably possible loss.

Note 15-Supplemental Oil and Gas Information (Unaudited), page 52

9.   You disclose that natural gas liquids are included in your natural gas reserves. Please expand your disclosure to clarify whether natural gas liquids are included as part of the quantities of wet gas that are subsequently sold as a single sales product; and if natural gas liquids are sold separately and are material, expand your disclosure on page 7 to include production quantities to comply with Item 1204(a) of Regulation S-K.

10.   Please disclose the reasons for significant changes in your reserve quantities to comply with FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 55

11.   Please submit a reconciliation between the total proved undiscounted future net income shown in the report at Exhibit 99.1 of $37,725,260 and your disclosure of future cash inflows less the future production and future development costs as of April 30, 2013, which amounts to $15,912,096. Please explain and provide any details necessary to understand the reasons for the difference in these two estimates.

Certain Relationships and Related Transactions and Director Independence, page 67

12.   Please identify each individual related party by name.

Exhibit 99.1

13.   We note that the reserve report refers to and indicates it includes a "[s]ummary presentation by reserve category at the scheduled price scenario" and a "[p]resentation by reserve category by producing area." However, these items do not appear in Exhibit

99.1. If you intend to include this supplemental information, please obtain and file a revised report from your engineers that is complete in this regard.

For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2008/33-8995.pdf.

Please also refer to the next comment which identifies other aspects in which the report at Exhibit 99.1 will need to be revised, in addition to clarifying the matter above.

14.   The reserves report does not appear to include all of the disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report from your engineers that includes the following additional information.

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The average realized prices in addition to the initial benchmark prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

Form 10-Q for the Quarterly Period Ended January 31, 2014

Legal Proceedings, page 26

15.   Indicate the dollar amount of relief that you seek in your case against ERG Resources, LLC. Refer to Item 103 of Regulation S-K.

16.   Please explain to us your consideration of including a description of your dispute against the state regulator that requested renewal of pipeline easements in Galveston Bay.

Form 8-K filed December 3, 2013

17.   Please ensure that all material contracts include all schedules and exhibits. For example, we note that the agreement filed as Exhibits 10.1 reference missing exhibits. Please re-file such agreements to include all missing exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director